

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2017

<u>Via E-Mail</u>
Lori A. Gelchion
Rogers & Hardin LLP
1700 International Tower
229 Peachtree Street NE
Atlanta, GA 30303

> **Re:    Security Land & Development Corporation**
> **Schedule TO-T/A filed on May 3, 2017**
> **Filed by AB Value Partners, LP and AB Opportunity Fund, LLC**
> **File No. 5-44752**

Dear Ms. Gelchion:

We note that you have increased the Offer Price to $1.75 per Share and extended the offer period until May 16, 2017.  The notice informing shareholders of the extension must state the approximate number of securities tendered to date.  See Exchange Act Rule 14e-1(d).  This information is particularly important in the context of a concurrent, competing offer.  Please revise to include this information.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions